June 17, 2008

Norberto Gonzalez
Chief Financial Officer
Oriental Financial Group Inc.
997 San Roberto Street
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

Re:

Form 10-K for the year ended December 31, 2007
File No. 001-12647

Dear Mr. Gonzalez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief